SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment 3)

	                        BPZ Resources, Inc.
                               (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                  055639108
                                (CUSIP Number)


                              December 31, 2011
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 8 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)










CUSIP No. 055639108                 13G                    Page 2 of 8 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centennial Energy Partners, L.L.C.
								13-3961810

_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          				Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               6,553,228
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               6,553,228
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               6,553,228
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.65%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!











CUSIP No. 055639108                 13G                    Page 3 of 8 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centennial Energy Management, Inc.
								13-3432270
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          				New York
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               7,134,033
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               7,134,033
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               7,134,033
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.15%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!













CUSIP No. 055639108                 13G                    Page 4 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Peter K. Seldin
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                7,134,033

OWNED BY       __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                0

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                7,134,033
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                7,134,033
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.15%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!










CUSIP No. 055639108               13G                    Page 5 of 8 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is BPZ Resources, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
 (i)	Centennial Energy Partners, L.L.C. (Energy), a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock directly owned by certain private investment vehicles (collectively the Partnerships)to which Centennial Energy Partners, L.L.C serves as general partner.
(ii) 	Centennial Energy Management, Inc. (Management), a corporation organized under the laws of the State of New York, which provides discretionary investment advisory services to the Partnerships and one separately managed account (the Managed Account and, together with the Partnerships, the Advisory Clients).
(iii) Peter K. Seldin (Mr. Seldin), the managing member of Energy and President of Management, with respect to the shares of Common Stock owned by the Advisory Clients.

Energy, Management and Mr. Seldin do not own any shares of Common Stock directly. The foregoing are hereinafter sometimes collectively referred to as the Reporting Persons.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 575 Lexington Ave. 33rd FL., New York, New York 10022.

Item 2(c).     Citizenship:

Energy is a limited liability company organized under the laws of the State of Delaware.
Management is a corporation organized under the laws of the State of New
York.
Peter K. Seldin is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock, no par value(the "Common Stock")















CUSIP No. 055639108               13G                    Page 6 of 8 Pages



Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


Item 4.   Ownership.

A. Centennial Energy Partners L.L.C.*
             (a) Amount beneficially owned: 6,553,228
   		  b) Percent of class: 5.65% The percentages used herein and in the rest of Item 4 are calculated based upon 115,910,040 shares of Common Stock outstanding as of November 8, 2011 as reflected in the Company?s Form 10Q for the period ended September 30, 2011.
           (c)(i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 6,553,228
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 6,553,228







CUSIP No. 055639108			13G			Page 7 of 8 pages


B. Centennial Energy Management, Inc.**
             (a) Amount beneficially owned: 7,134 033
   		  b) Percent of class: 6.15%
           (c)(i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 7,134,033
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 7,134,033


C. Peter K. Seldin***
              (a) Amount beneficially owned: 7,134,033
              (b) Percent of class: 6.15%
           (c)(i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 7,134,033
            (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 7,134,033



*Centennial Energy Partners L.L.C., as the general partner of the Partnerships, may be deemed to be the beneficial owner of the Shares directly owned by each of the Partnerships. Centennial Energy Partners L.L.C. disclaims beneficial ownership of the Shares reported herein.

**Centennial Energy Management, Inc., as the investment adviser of the Partnerships and the Managed Account, may be deemed to be the beneficial owner of the Shares directly owned by the Advisory Clients. Centennial Energy Management, Inc. disclaims beneficial ownership of the Shares reported herein.

***Mr. Seldin, as Managing Member of Centennial Energy Partners L.L.C. and President of Centennial Energy Management, Inc. with investment power and voting power, may be deemed to be the beneficial owner of the Shares directly owned by the Advisory Clients. Mr. Seldin disclaims beneficial ownership of the Shares reported herein.


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.


	Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.






CUSIP No. 055639108                   13G                     Page 8 of 8




Item 8.  Identification and Classification of Members of the Group.

		The Reporting Persons are filing this Schedule 13G pursuant to
Section 240.13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person, the Reporting Persons neither disclaim nor affirm the existence of a group among them.



Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2012

Centennial Energy Partners L.L.C.

By: /s/ Peter K. Seldin
      Managing Member


Centennial Energy Management, Inc.

By: /s/ Peter K. Seldin
         President


By: /s/ Peter K. Seldin
	Peter K. Seldin








                                     AGREEMENT

	The undersigned agree that this schedule 13G dated February 9, 2012 relating to the Common Stock of BPZ Resources, Inc. shall be filed on behalf of the undersigned.


Centennial Energy Partners L.L.C.

By: /s/ Peter K. Seldin
      Managing Member


Centennial Energy Management, Inc.

By: /s/ Peter K. Seldin
         President


By: /s/ Peter K. Seldin
	Peter K. Seldin